UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[  ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Sol Strategies Inc.
(Exact name of Registrant as specified in its charter)

Ontario	6199	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

217 Queen Street West, Suite 401

Toronto, Ontario, M5V 0R2, Canada

(416) 480-2488
(Address and telephone number of Registrant's principal executive offices)

____________________

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	STKE	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). [  ] Yes      [ ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

EXPLANATORY NOTE

Sol Strategies Inc. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system ("MJDS") of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING INFORMATION

This registration statement and the documents incorporated by reference herein contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward- looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans," "expects," "is expected," "budget," "scheduled," "estimates," "continues," "forecasts," "projects," "predicts," "intends," "anticipates" or "believes," or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this registration statement speak only as of the date of this registration statement or as of the date specified in such statement. These forward-looking statements may include, but are not limited to, statements relating to:

- the Company's expectations regarding its revenue, expenses, operations and future operational and financial performance;

- the Company's cash flows;

- popularity, adoption and rate of adoption of cryptocurrencies;

- the rise of Solana's increasing market share in the asset tokenization market;

- the Company's future growth plans and acquisition strategies;

- the Company's ability to stay in compliance with laws and regulations or the interpretation or application thereof that currently apply or may become applicable to its business both in Canada, the United States (the "U.S.") and internationally;

- the Company's expectations with respect to the application of laws and regulations and the interpretation or enforcement thereof and its ability to continue to carry on its business as presently conducted or proposed to be conducted;

- the reliability, stability, performance and scalability of the Company's infrastructure and technology;

- the Company's ability to attract new customers and maintain existing customers;

- the Company's ability to attract and retain personnel;

- the Company's expectations with respect to advancement in its technologies;

- the Company's competitive position and its expectations regarding competition; and

- regulatory developments and the regulatory environments in which the Company operates.

Forward-looking statements are based on certain assumptions and analysis made by us in light of the Company's experience and perception of historical trends, current conditions and expected future developments and other factors the Company believes are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

- decline in the cryptocurrency market or general economic conditions;

- regulatory uncertainty and risk, including changes in laws or the interpretation or application or enforcement thereof and the obtaining of regulatory approvals;

- the Company is subject to an extensive and highly evolving and uncertain regulatory landscape and any adverse changes to, or its failure to comply with, any laws and regulations, or regulatory interpretation of such laws and regulations, could adversely affect its brand, reputation, business, operating results, and financial condition;

- in connection with such laws and regulations or regulatory interpretation thereof, a particular crypto asset's or product offering's status as a "security" in any relevant jurisdiction is subject to a high degree of uncertainty and if the Company is unable to properly characterize a crypto asset or product offering, it may be subject to regulatory scrutiny, investigations, fines, and other penalties, and its business, operating results, and financial condition may be adversely affected;

- risks related to managing the Company's growth;

- the Company's dependence on customer growth;

- the future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as the Company's expect, its business, operating results, and financial condition could be adversely affected;

- regulatory risk, including changes in laws or the interpretation or application thereof and the obtaining of regulatory approvals;

- technology and infrastructure risks;

- cybersecurity risks;

- fluctuations in quarterly operating results;

- competition in the Company's industry and markets;

- the Company's reliance on key personnel;

- the Company's reliance on third party service providers;

- exchange rate fluctuations;

- risks related to terrorism, geopolitical crisis, or widespread outbreak of an illness or other health issue; and

- risks associated with acquisitions and the integration of the acquired businesses;

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company's ability to predict or control. Readers are cautioned that the above does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this registration statement.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Moreover, the Company operates in a competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the Company's management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements the Company may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that past performance is not indicative of future performance and current trends in the business and demand for crypto assets may not continue and readers should not put undue reliance on past performance and current trends. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under MJDS adopted by the United States Securities and Exchange Commission, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.130 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed or will file certain consents as Exhibit 99.130 as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The Registrant is authorized to issue an unlimited number of common shares without par value ("Common Shares"). The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Registrant, if, as and when declared by the board of directors. The holders of Common Shares are also entitled to one vote per Common Share at meetings of the shareholders of the Registrant and, subject to the rights of holders of any other class of shares of the Registrant, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Registrant, upon liquidation, dissolution or winding up of the Registrant. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

As of the date hereof, 172,240,738 Common Shares are issued and outstanding.

As of the date hereof, the Registrant also has 5,329,000 Options, 12,416,332 Warrants, 47,365 convertible debenture units and 1,113,669 restricted share units issued and outstanding. See the notes to the Registrant's audited financial statements for the year ended September 30, 2024 for additional information regarding the Company's convertible securities.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on September 27, 2024 based upon the daily exchange rate as quoted by the Bank of Canada was Cdn.$1.00 = U.S.$0.7408.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

In accordance with General Instruction B.(12) of Form 40-F, the required disclosure is included under the headings "Liquidity Risk" in Management's Discussion and Analysis for the years ended September 30, 2024 and 2023 filed as Exhibit 99.73 to this Registration Statement.

NASDAQ CORPORATE GOVERNANCE

The Company is a “foreign private issuer” as defined in Rule 3b-4 under Exchange Act and the Company’s common shares are listed on the Nasdaq Capital Market (the “Nasdaq”) and the Canadian Securities Exchange (the “CSE”). Rule 5615(a)(3) of the listing rules of the Nasdaq (the “Nasdaq Stock Market Rules”) permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.

A description of the ways in which the Company's governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Majority Independent Directors: The Registrant does not follow Nasdaq Stock Market Rule 5605(b)(1), which requires companies to have a majority of the board of directors comprised of "Independent Directors" as defined in Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule, the Registrant follows the rules of the CSE.

Compensation Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Registrant follows the rules of the CSE.

Independent Director Oversight of Director Nominations: The Registrant does not follow Nasdaq Stock Market Rule 5605(e)(1), which requires Independent Director involvement in the selection of director nominees, by having a nominations committee comprised solely of Independent Directors. In lieu of following Nasdaq Stock Market Rule 5605(e)(1), the Registrant follows the rules of the CSE.

Nominations Committee Charter: The Registrant does not follow Nasdaq Stock Market Rule 5605(e)(2), which requires companies to adopt a formal written nominations committee charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Nasdaq Stock Market Rule 5605(e)(2), the Registrant follows the rules of the CSE.

Shareholder Meeting Quorum Requirements: The Registrant does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.  In lieu of following Nasdaq Stock Market Rule 5620(c), the Registrant follows the rules of the CSE.

The foregoing is consistent with applicable laws, customs and practices in Canada.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this registration statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL STRATEGIES INC.

	By:	/s/ Leah Wald
Name: Leah Wald
Date: June 18, 2025		Title: Chief Executive Officer & Director

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement:

Exhibit	Description
99.1	News Release dated February 20, 2024
99.2	Interim Condensed Consolidated Financial Statements of Cypherpunk Holdings Inc. for the three months ended December 31, 2023 and 2022
99.3	Management's Discussion and Analysis of Cypherpunk Holdings Inc. for the three month period ended December 31, 2023 and 2022
99.4	Certification of Interim Filings of Cypherpunk Holdings Inc. by CFO dated February 29, 2024
99.5	Certification of Interim Filings of Cypherpunk Holdings Inc. by CEO dated February 29, 2024
99.6	News Release dated March 11, 2024
99.7	News Release dated May 10, 2024
99.8	Confirmation of Notice of Record and Meeting Dates dated May 27, 2024
99.9	Interim Condensed Consolidated Financial Statements of Cypherpunk Holdings Inc. for the six months ended March 31, 2024 and 2023
99.10	Management's Discussion and Analysis of Cypherpunk Holdings Inc. for the six months ended March 31, 2024 and 2023
99.11	Certification of Interim Filings of Cypherpunk Holdings Inc. by CFO dated May 29, 2024
99.12	Certification of Interim Filings of Cypherpunk Holdings Inc. by CEO dated May 29, 2024
99.13	News Release dated May 31, 2024
99.14	News Release dated June 12, 2024
99.15	News Release dated July 5, 2024
99.16	News Release dated July 9, 2024
99.17	Management Information Circular of Cypherpunk Holdings Inc. dated July 2, 2024
99.18	Request for Financial Statements of Cypherpunk Holdings Inc. for the Annual and Special Meeting of Shareholders to be held on July 30, 2024
99.19	Form of Proxy of Cypherpunk Holdings Inc. for the Annual and Special Meeting of Shareholders to be held on July 30, 2024
99.20	Voting Instruction Form of Cypherpunk Holdings Inc. for the Annual and Special Meeting of Shareholders to be held on July 30, 2024
99.21	News Release dated July 16, 2024
99.22	News Release dated July 31, 2024

Exhibit	Description
99.23	Interim Unaudited Condensed Consolidated Financial Statements of Cypherpunk Holdings Inc. for the nine months ended June 30, 2024 and 2023
99.24	Management's Discussion and Analysis of Cypherpunk Holdings Inc. for the nine months ended June 30, 2024 and 2023
99.25	Certification of Interim Filings of Cypherpunk Holdings Inc. by CFO dated August 29, 2024
99.26	Certification of Interim Filings of Cypherpunk Holdings Inc. by CEO dated August 29, 2024
99.27	News Release dated September 9, 2024
99.28	News Release dated September 10, 2024
99.29	News Release dated September 11, 2024
99.30	Certificate and Articles of Amendment of Cypherpunk Holdings Inc. dated September 12, 2024
99.31	News Release dated September 12, 2024
99.32	Material Change Report dated September 24, 2024
99.33	News Release dated October 3, 2024
99.34	News Release dated October 10, 2024
99.35	News Release dated October 15, 2024
99.36	News Release dated October 22, 2024
99.37	Material Change Report dated October 23, 2024
99.38	News Release dated October 25, 2024
99.39	News Release dated October 29, 2024
99.40	News Release dated October 29, 2024
99.41	News Release dated November 18, 2024
99.42	News Release dated November 25, 2024
99.43	News Release dated November 25, 2024
99.44	News Release dated November 25, 2024
99.45	Material Change Report dated November 26, 2024
99.46	Asset Purchase Agreement between Sol Strategies Inc. and Ben Hawkins dated November 14, 2024
99.47	News Release dated December 4, 2024
99.48	News Release dated December 5, 2024
99.49	News Release dated December 11, 2024
99.50	News Release dated December 12, 2024
99.51	News Release dated December 20, 2024
99.52	News Release dated December 31, 2024
99.53	News Release dated December 31, 2024
99.54	Asset Purchase Agreement between Sol Strategies Inc. and Orangefin Ventures LLC dated December 20, 2024
99.55	Material Change Report dated December 31, 2024
99.56	News Release dated January 7, 2025

Exhibit	Description
99.57	Material Change Report dated January 7, 2025
99.58	News Release dated January 9, 2025
99.59	Loan Agreement between Sol Strategies Inc. and Antanas Guoga dated October 21, 2024
99.60	Amended and Restated Loan Agreement between Sol Strategies Inc. and Antanas Guoga dated January 6, 2025
99.61	News Release dated January 16, 2025
99.62	News Release dated January 16, 2025
99.63	Material Change Report dated January 16, 2025
99.64	Securities Purchase Agreement between Sol Strategies Inc. and ParaFi Venture Fund II LP dated January 8, 2025
99.65	Securities Purchase Agreement between Sol Strategies Inc. and ParaFi Quantitative Strategies LP dated January 8, 2025
99.66	Securities Purchase Agreement between Sol Strategies Inc. and ParaFi Digital Opportunities LP dated January 8, 2025
99.67	News Release dated January 17, 2025
99.68	News Release dated January 21, 2025
99.69	News Release dated January 21, 2025
99.70	News Release dated January 22, 2025
99.71	News Release dated January 24, 2025
99.72	News Release dated January 27, 2025
99.73	Management's Discussion and Analysis of Sol Strategies Inc. for the years ended September 30, 2024 and 2023
99.74	News Release dated January 29, 2025
99.75	News Release dated February 3, 2025
99.76	News Release dated February 4, 2025
99.77	News Release dated February 10, 2025
99.78	News Release dated February 11, 2025
99.79	News Release dated February 14, 2025
99.80	News Release dated February 18, 2025
99.81	Letter from Former Auditor dated February 12, 2025
99.82	Letter from Successor Auditor dated February 6, 2025
99.83	Notice of Change of Auditor dated February 12, 2025
99.84	News Release dated February 20, 2025
99.85	News Release dated February 24, 2025
99.86	News Release dated February 25, 2025

Exhibit	Description
99.87	News Release dated March 3, 2025
99.88	Interim Unaudited Condensed Consolidated Financial Statements of Sol Strategies Inc. for the three months ended December 31, 2024 and 2023
99.89	Management's Discussion and Analysis of Sol Strategies Inc. for the three months ended December 31, 2024 and 2023
99.90	Certification of Interim Filings of Sol Strategies Inc. by CFO dated March 3, 2025
99.91	Certification of Interim Filings of Sol Strategies Inc. by CEO dated March 3, 2025
99.92	News Release dated March 3, 2025
99.93	News Release dated March 7, 2025
99.94	News Release dated March 10, 2025
99.95	News Release dated March 17, 2025
99.96	Material Change Report dated March 17, 2025
99.97	Asset Purchase Agreement between Sol Strategies Inc. and Michael Hubbard dated March 7, 2025
99.98	News Release dated April 7, 2025
99.99	News Release dated April 11, 2025
99.100	News Release dated April 15, 2025
99.101	News Release dated April 23, 2025
99.102	Material Change Report dated April 23, 2025
99.103	Annual Information Form of Sol Strategies Inc. for the financial year ended September 30, 2024
99.104	Certification of Interim Filings of Sol Strategies Inc. by CFO dated April 28, 2025
99.105	Certification of Interim Filings of Sol Strategies Inc. by CEO dated April 28, 2025
99.106	News Release dated April 30, 2025
99.107	News Release dated May 1, 2025
99.108	News Release dated May 1, 2025
99.109	Securities Purchase Agreement between Sol Strategies Inc. and ATW Solana Ventures SPV LLC dated April 23, 2025
99.110	Material Change Report dated May 1, 2025
99.111	News Release dated May 6, 2025
99.112	News Release dated May 8, 2025
99.113	News Release dated May 12, 2025
99.114	Voting Instruction Form of Sol Strategies Inc. for the Annual and Special Meeting of Shareholders to be held on June 19, 2025
99.115	Request for Financial Statements of Sol Strategies Inc. for the Annual and Special Meeting of Shareholders to be held on June 19, 2025
99.116	Management Information Circular of Sol Strategies Inc. dated May 9, 2025
99.117	Form of Proxy of Sol Strategies Inc. for the Annual and Special Meeting of Shareholders to be held on June 19, 2025
99.118	Notice of Annual and Special Meeting of Shareholders of Sol Strategies Inc. to be held on June 19, 2025
99.119	News Release dated May 27, 2025
99.120	News Release dated May 28, 2025
99.121	News Release dated May 29, 2025
99.122	Interim Unaudited Condensed Consolidated Financial Statements of Sol Strategies Inc. for the three and six months ended March 31, 2025 and 2024
99.123	Management’s Discussion and Analysis of Sol Strategies Inc. for the six months ended March 31, 2025 and 2024
99.124	Certification of Interim Filings of Sol Strategies Inc. by CFO dated May 30, 2025
99.125	Certification of Interim Filings of Sol Strategies Inc. by CEO dated May 30, 2025
99.126	News Release dated June 2, 2025
99.127	Consolidated Financial Statements of Sol Strategies Inc. for the years ended September 30, 2024 and 2023
99.128	Certification of Refiled Annual Filings of Sol Strategies Inc. by CFO dated June 18, 2025
99.129	Certification of Refiled Annual Filings of Sol Strategies Inc. by CEO dated June 18, 2025
99.130	Consent of Davidson & Company LLP